Via Edgar

April 27, 2017

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4631

Attn:     Terence O’Brien
Accounting Branch Chief

Re:	Colgate-Palmolive Company
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 23, 2017
File No. 1-00644

Dear Mr. O’Brien:

We are pleased to respond to the comments included in your letter dated April 4, 2017 regarding our Annual Report on Form 10-K for the year ended December 31, 2016 (the “2016 Form 10-K”), as indicated above. For your convenience, each of your comments is repeated below followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2016

Restructuring and Related Implementation Charges, page 36

1.
We note from your fiscal year 2015 Form 10-K that savings from the 2012 Restructuring Program (as expanded in 2014 and 2015) were projected to be in the range of $405 to $475 pretax ($340 to $390 aftertax) annually by the fourth year of the program and that savings in 2016 were expected to amount to approximately $60 to $70 pretax ($55 to $65 aftertax). Your updated disclosure on page 37 of your current Form 10-K indicates that savings from the 2012 Restructuring Program are projected to be in the range of $430 to $495 pretax ($400 to $475 aftertax) annually, once all projects are approved and implemented. Savings in 2017 are expected to amount to approximate $40 to $60 pretax ($30 to $50 aftertax). Please expand your discussion and analysis to address whether the actual results were in line with the anticipated cost savings. If the anticipated cost savings were not achieved as expected or will be achieved in periods other than as expected, please disclose as such, the reasons for the differences, and the likely effects on future operating results and liquidity. Please refer to SAB Topic 5:P.4 for guidance.

Response:

Implementation of the Company’s 2012 Restructuring Program remains on track and cost savings have been achieved in line with the estimates disclosed by the Company in its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. For each of the years 2012 through 2016, the Company achieved savings either within or slightly above the estimated ranges disclosed in the Company’s filings.
The Company’s estimate of savings from the 2012 Restructuring Program once all projects are approved and implemented increased from a projected range of $405 to $475 pretax ($340 to $390 aftertax), as disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015, to a projected range of $430 to $495 pretax ($400 to $475 aftertax), as disclosed in the Company’s 2016 Form 10-K. This increase was first disclosed in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, and was a result of the Company’s Board of Directors approving, on March 16, 2016, the implementation plan for the program expansion it had previously approved on October 29, 2015.
Each quarter, the Company reviews the actual costs incurred and savings achieved as a result of approved projects that have been implemented or are in the process of being implemented under the 2012 Restructuring Program and also updates the estimates of the amount and timing of costs expected to be incurred and savings expected to be achieved as a result of projects either under implementation or not yet implemented under the program. Based on these reviews, the Company updates its disclosures if necessary.
In future filings, we will enhance our disclosure regarding the achievement of cost savings under the 2012 Restructuring Program. Set forth below, for illustrative purposes only, is sample revised disclosure based on the 2016 Form 10-K (bold, underscored language indicates new disclosure and deletions are indicated in strikethrough). Similar disclosure will be included in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2017.
Implementation of the 2012 Restructuring Program remains on track. Savings ~~from the 2012 Restructuring Program~~, substantially all of which are expected to increase future cash flows, are projected to be in the range of $430 to $495 pretax ($400 to $475 aftertax) annually, once all projects are approved and implemented. Savings achieved in 2016 were in line with the Company’s previously disclosed estimate of $60 to $70 pretax ($55 to $65 aftertax). Savings in 2017 are expected to amount to approximately $40 to $60 pretax ($30 to $50 aftertax).

Critical Accounting Policies and Use of Estimates, page 48

2.
You indicate that when multiple valuation methodologies are used for the Company’s goodwill analysis, the results are weighted appropriately. Please better clarify your policy for the weighting of differing methodologies.

Response:

For the Company’s goodwill impairment analysis, the fair value of a reporting unit is determined using both an income approach and a market approach, as defined by ASC 820 Fair Value Measurement. When multiple valuation methodologies are used, the Company performs a qualitative analysis to compare the reporting unit’s excess of estimated fair value over its carrying value (“excess fair value”) under each valuation method to assess the reasonableness and consistency of excess fair value. The Company does not perform a quantitative weighting of the estimated fair values derived from multiple valuation methodologies. As of December 31, 2016, the fair value of each reporting unit substantially exceeded its carrying value under both valuation methods. Accordingly, based on the analysis performed, the Company concluded an impairment related to its goodwill was not reasonably likely.
The Company acknowledges the Staff’s comments and in future filings will expand its disclosure to clarify its policy for performing a qualitative analysis to compare fair values when multiple valuation methodologies are used. Set forth as part of the response to Question 3, for illustrative purposes only, is sample expanded disclosure based on the 2016 Form 10-K (bold, underscored language indicates new disclosure).

3.
You disclose on page 49 that the estimated fair value of your intangible assets substantially exceeds the recorded carrying value, except for the intangible assets acquired in the Sanex acquisition in 2011, which were recorded at fair value. For those intangible assets for which the estimated fair values do not substantially exceed their carrying value, please disclose the following:

•	The percentage by which the estimated fair value exceeded the carrying value as of the most recent test;

•	The degree of uncertainty associated with key fair value assumptions; and

•	The potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used to determine fair value.

Response:

The Company does not believe there is a significant risk of impairment with respect to the intangible assets it acquired in the 2011 Sanex acquisition (the “Sanex intangible assets”) because the fair value of such assets exceeds their carrying value by more than 10%.

Intangible assets acquired in recent acquisitions are naturally more susceptible to impairment primarily due to the fact that they are recorded at fair value as of the acquisition date and the amount of excess fair value is somewhat limited during the initial years subsequent to acquisition. The fair value of the Sanex intangible assets exceeds their carrying value by a reasonable amount in light of the fact that Sanex is a relatively recent acquisition. By contrast, the fair value of the Company’s other indefinite-life intangible assets is significantly in excess of their carrying value because they were acquired in periods considerably prior to the Sanex acquisition.
The Company acknowledges the Staff’s comments and in future filings will expand its disclosures to describe the methodology used to estimate the fair value of the Sanex intangible assets, the key assumptions and the results of the valuation. Set forth below, for illustrative purposes only, is sample expanded disclosure based on the 2016 Form 10-K (bold, underscored language indicates new disclosure and deletions are indicated in strikethrough).
Critical Accounting Policies and Use of Estimates
Goodwill and indefinite life intangible assets, such as the Company’s global brands, are subject to impairment tests at least annually. The Company performs either a quantitative or qualitative assessment to determine the fair value of its reporting units for goodwill and fair value of its indefinite life intangible assets. The asset impairment analysis is generally performed using an income method, which requires several estimates, including future cash flows consistent with management’s strategic plans, sales growth rates, foreign exchange rates and the selection of a discount rate. For the Company’s goodwill impairment analysis, fair value is also determined using the market approach, which is generally derived from metrics of comparable publicly traded companies. When multiple valuation methodologies are used in a reporting unit’s goodwill impairment analysis, the Company performs a qualitative analysis comparing the fair value of a reporting unit under each method to assess its reasonableness and ensure consistency of~~the~~ results ~~are weighted appropriately~~. Other ~~Q~~qualitative factors the Company considers, in addition to those quantitative measures discussed above, include assessments of general macroeconomic conditions, industry-specific considerations and historical financial performance.
The estimated fair value of the Company’s intangible assets substantially exceeds the recorded carrying value, except for the intangible assets acquired in the Sanex acquisition in 2011, which were recorded at fair value. The estimated fair value of the Company’s reporting units also substantially exceeds the recorded carrying value. Therefore, it is not reasonably likely that significant changes in these estimates would occur that would result in an impairment charge related to these assets.

The Company applies the ‘relief from royalty method’ to estimate the fair value of the intangible assets acquired in Sanex acquisition (the “Sanex intangible assets”). Under this method, the fair value of an intangible asset is calculated as the present value of future royalty savings generated as a result of owning the intangible asset. The key assumptions used in determining the Company’s estimate of the fair value of the Sanex intangible assets include royalty rates, discount rates and long-term revenue growth rates. Estimating long-term revenue growth rates requires significant judgment by management in areas such as future economic conditions, product pricing and consumer tastes and preferences. In determining an appropriate discount rate, the Company considers the current interest rate environment and its estimated cost of capital. As a result of the analysis, the Company determined that the fair value of the Sanex intangible assets exceeded their carrying value by more than 10% and concluded that such excess was reasonable considering the brand’s relatively recent acquisition. Based on this, the brand’s recent performance and the Company’s future plans for it, the Company does not believe there is a significant risk of impairment related to the Sanex intangible assets.
Asset impairment analysis related to certain fixed assets in connection with the 2012 Restructuring Program requires management’s best estimate of net realizable values.

Talcum Powder Matters, page 94

4.
We note you had 32 talcum powder cases pending as of December 31, 2015 and 112 cases pending as of the December 31, 2016. In light of this increase, please provide in MD&A a roll forward of the outstanding claims, including the number of claims pending at each balance sheet date, the number of claims filed each period presented, the number of claims dismissed, settled, or otherwise resolved for each period, and the average settlement amount per claim. See Question 3 to SAB Topic 5Y.

Response:

The Company acknowledges the Staff’s comment and has reviewed the response to Question 3 to SAB Topic 5Y and, as discussed below, does not believe disclosure is required in MD&A regarding the talcum powder matters. In addition to certain specific disclosure items, Item 303 of Regulation S-K requires that registrants provide “information that the registrant believes to be necessary to an understanding of its financial condition, changes in financial condition and results of operations.” The specific disclosure items are all subject to a materiality threshold. Similarly, the disclosure for interim periods required by Item 303 is also limited to “material changes.” The Company does not believe discussion of the talcum powder matters is necessary to an understanding of its financial condition, changes in financial condition or results of operations. While the number of talcum powder matters has increased since the first case was filed in 2008, the value of any claims settled or otherwise resolved in any quarterly or annual period has not been material, either individually or in the aggregate, to the Company’s results of operations in that period.

In light of the Staff’s comment, however, the Company will enhance the disclosure provided in the Contingencies footnote to the financial statements, as well as under Item 103 (Legal Proceedings), to include the number of claims filed during the period presented and the number of claims dismissed, settled or otherwise resolved in the period. In addition, the Company will indicate that the value of any claims settled or otherwise resolved in the period was not material to the Company’s results of operations in the period.

Set forth below, for illustrative purposes only, is enhanced sample disclosure based on the 2016 Form 10-K (bold, underscored language indicates new disclosure and deletions are indicated in strikethrough). Similar disclosure will be included in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2017.

The Company has been named as a defendant in civil actions alleging that certain talcum powder products that were sold prior to 1996 were contaminated with asbestos. Most of these actions involve a number of co-defendants from a variety of different industries, including suppliers of asbestos and manufacturers of products that, unlike the Company’s products, were designed to contain asbestos. As of December 31, 2016, there were 115 individual cases pending against the Company in state and federal courts throughout the United States ~~and a~~ as compared to 31 cases at December 31, 2015. During the year ended December 31, 2016, 100 new cases were filed and 16 cases were resolved by voluntary dismissal, summary adjudication by the court in the Company’s favor, verdict in the Company’s favor or settlement. The value of the settlements was not material, either individually or in the aggregate, to the Company’s results of operations for the year ended December 31, 2016.

A number of the pending cases are expected to go to trial in 2017. The Company believes that a significant portion of its costs incurred in defending and resolving these claims will be covered by insurance policies issued by several primary and excess insurance carriers, subject to deductibles, exclusions, retentions and policy limits. While the Company and its legal counsel believe that these cases are without merit and intend to challenge them vigorously, there can be no assurances regarding the ultimate resolution of these matters. Since the amount of any potential losses from these cases currently cannot be reasonably estimated, the range of reasonably possible losses in excess of accrued liabilities disclosed above does not include any amount relating to these cases.

We hope that the above is responsive to the requests for additional information raised in your letter and it is our intention to include additional disclosures in future filings as we have described above. Should you have any questions or wish to discuss any of the above responses, please do not hesitate to contact me at (212) 310-2636 or Victoria Dolan, Chief Transformation Officer and Corporate Controller, at (212) 310-3024.

Very truly yours,

/s/ Dennis J. Hickey
Dennis J. Hickey
Chief Financial Officer

cc:
Ian Cook,
Chairman of the Board, President and Chief Executive Officer

Victoria L. Dolan,
Chief Transformation Officer and Corporate Controller

Tracey McKoy,
U.S. Securities and Exchange Commission,
Staff Accountant